15047475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

SEC FILE NUMBER
8-66126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anchor Asset Manangement, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East End Avenue Suite 10A
(No. and Street)

New York	NY	10075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Co., CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/17

3/10/15

OATH OR AFFIRMATION

I, Michelle N. Gunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Asset Management, LLC, as of Decemeber 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LLOYD LODZA
Notary Public - State of New York
NO. 01LO6216684
Qualified in Nassau County
My Commission Expires Jan 25, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHOR ASSET MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2014

ANCHOR ASSET MANAGEMENT, LLC

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition as of December 31, 2014	2
Notes to Financial Statements	3-6

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Managing Member
of Anchor Asset Management, LLC

We have audited the accompanying statement of financial condition of Anchor Asset Management, LLC (a New York corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Anchor Asset Management, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Anchor Asset Management, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co., CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
February 24, 2015

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ■ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ■ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ■ Fax (845) 634-5409

ANCHOR ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash	$	58,508
Fees receivable		56,500
Prepaid expenses		7,440
Cash on deposit securing line of credit		3,420
TOTAL ASSETS	$	125,868

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	14,510
TOTAL LIABILITIES		14,510
MEMBER'S EQUITY		111,358
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	125,868

The accompanying notes are an integral part of these financial statements.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 - Organization

Anchor Asset Management, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in August 2003 under the laws of the state of New York. The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts.

The Company is wholly owned by The Manhattan Trust, a Guernsey Island Trust, pursuant to a trust agreement dated April 17, 2003.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Revenue derived from management fees is generally recognized quarterly during the year, and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. The Company considers all fees receivable at December 31, 2014 to be collectible, and no allowance for doubtful accounts is deemed necessary.

Property and Equipment

Property and equipment is stated at cost.. Depreciation is computed on a straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is a limited liability company, but it is treated as a corporation for income tax purposes. As a result, the Company is subject to federal, state and local income taxes on its taxable income.

The Company files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years subject to examination by taxing authorities are 2013, 2012 and 2011. The Company determined that there are no uncertain tax positions that would require adjustments in the financial statements.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Income Taxes (cont'd.)

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in the rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $43,998 which exceeded its requirement by $38,998. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2014, this ratio was 0.33:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Commitments

The Company has an operating lease agreement for its office space, expiring February 28, 2015.

The future annual lease payments are as follows:

Years Ending December 31:

2015	$ 4,300

Rent expense was $25,900 for the year ended December 31, 2014.

Note 5 - Concentrations

The Company maintains its cash balance in a financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

During 2014, the Company provided services to one customer comprising 99% of total revenues.

One customer represented 99% of the Company's fees receivable at December 31, 2014.

Note 6 - Income Taxes

Deferred tax assets are provided on the Company's available net operating loss carry-forwards of approximately $2,162,000, expiring through 2033. These are available to offset future taxable income and are comprised of the following:

Federal	$ 615,250
State and local	355,550
	970,800
Valuation allowance	(970,800)
	$ -0-

At December 31, 2014, the Company has recorded a deferred gross tax asset of $970,800. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such asset will not be realized in future years. Accordingly, a valuation allowance for the full amount has been recorded against the deferred tax asset in accordance with the realization criteria of accounting for deferred income taxes. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Due to the Company's prior operating history, evaluation of the Company's ability to generate future taxable income is not reasonably possible.

The deferred tax valuation allowance increased by $13,038 during 2014.

ANCHOR ASSET MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 7 - Property and Equipment

Property and equipment, net at December 31, 2014 consists of the following:

Furniture and fixtures	$	6,082
Technology equipment		17,277
		23,359
Less: Accumulated depreciation		23,359
Property and equipment, net	$	-0-

Property and equipment was fully depreciated as of December 31, 2014.

Note 8 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2014,through the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosures.